UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D. C.  20549

                       Form 12b-25

                NOTIFICATION OF LATE FILING

        FORM 10-Q FOR PERIOD ENDED:  December 31, 1995

         			   SEC FILE NUMBER:   33-15370-D
			            CUSIP NUMBER:      624297 10 7
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PART I-REGISTRANT INFORMATION

Full Name:  CUSA Technologies, Inc.

Address: 	986 West Atherton Drive
		Salt Lake City, Utah  84123

PART II-RULES 12B-25(b) AND (c)

The subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25.

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

The subject annual report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.

The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

Part III-Narrative

Stated below in reasonable detail are the reasons why Form
10-K could not be filed within the prescribed time period.
The Registrant's recent acquisition activity has caused delays in completing the consolidation process and related quarter end adjustments.

Part IV-Other information

(1)	Please contact Jon Beckstrand at (801) 278-2336 in
regards to this notification.

(2)	All other periodic reports required under section 13 or
15(d) of the Securities Exchange Act of 1934 or Section 20 of the Investment Company Act of 1940 during the preceding
12 months (or for such shorter period that the registrant was required to file such reports) have been filed.

(3)	It is anticipated that significant changes in results
of operations from the corresponding period will be reflected by the earnings statements to be included in the subject report or portions thereof as described below:

The Company has experienced significant growth through internal sales growth and acquisitions in the 12 month period ended December 31, 1995. As a result, when compared with operations for the three and six months ended December 31, 1994, the operations for the three and six months ended December 31, 1995 will show increased revenues and slightly
decreased profits.   Net revenues and income before income
taxes was $7,082,978 and $705,782 respectively for the three months ended December 31, 1994 compared to estimated net revenues and income before income taxes of approximately $13,000,000 and $650,000 for three months ended December 31, 1995. For the six months ended December 31, 1994, net revenues and income before income taxes was $11,274,934 and $819,263 respectively compared to estimated net revenues and income before income taxes of approximately $23,730,199 and $747,019 for three months ended December 31, 1995.


CUSA Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 14, 1996

By /s/ D. Jeff Peck

D. Jeff Peck, C.F.O.